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                                                                     EXHIBIT 6


PRESS RELEASE

               FOR:  Mickelberry Communications Incorporated
                     405 Park Avenue
                     New York, New York 10022

           CONTACT:  Gregory J. Garville
                     212 832-4297

FOR IMMEDIATE RELEASE

                    MICKELBERRY COMMUNICATIONS INCORPORATED
                            SIGNS MERGER AGREEMENT


     March 29, 1995/New York, New York: Mickelberry Communications Incorporated (NYSE:MBC) announced today that it has signed a definitive Agreement and Plan of Merger with an affiliate of Mr. James C. Marlas, the Chairman, President and Chief Executive Officer of the Company, pursuant to which the holders of all of the shares of the Company's Common Stock not owned by Mr. Marlas as well as all of the Company's Preferred Stock will receive a cash purchase price of $4.25 per share. Mr. Marlas beneficially owns, directly or indirectly, approximately 48% of the Company's Common Stock, not including shares issuable upon conversion of debentures owned by him.

     The Company's special committee of Directors evaluated Mr. Marlas proposal and on March 21, 1995 recommended that the Company enter into the merger transaction and the Board of Directors approved the Agreement and Plan of Merger on March 21, 1995.

     The consummation of the transactions contemplated by he Agreement and Plan of Merger is subject to a number of conditions, including (a) the approval of the Agreement by the affirmative vote of at least (1) the holders of a majority of the shares outstanding or (2) 66 2/3% of the votes cast by the holders of the shares voting at a special meeting, whichever is greater,
(b) a satisfactory agreement reached with institutional investors holding the Company's Convertible Subordinated Debentures regarding the early retirement of these securities, (c) the receipt of all necessary consents and governmental approvals, (d) the holders of not more than 5% of the outstanding shares of Preferred Stock and Common Stock shall have exercised their appraisal rights in the Merger, and (e) the receipt of third-party financing.